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                             March 30, 2022

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 24,
2022
                                                            File No. 333-260655

       Dear Mr. Kras:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed March 24,
2022

       Reverse Stock Split, page 4

   1. We note your disclosures that "all information presented in this prospectus other than in our consolidated
financial statements and the notes thereto assumes a 1 for 5 reverse stock split of our
outstanding shares of common stock." Please reconcile this with your disclosures on page F-7
which state that "all historical share and per share amounts reflected throughout
this report have been adjusted to reflect the stock splits."
 James E. Kras
FirstName  LastNameJames E. Kras
Edible Garden AG Incorporated
Comapany
March      NameEdible Garden AG Incorporated
       30, 2022
March2 30, 2022 Page 2
Page
FirstName LastName
       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Margaret K. Rhoda, Esq.